AEM SPA

N. 07024484

(da citare ...)

AFG/SLS/SES/153/2007/MAN/as

SEC MAIL PROCESSING RECEIVED JUN 15 2007 WASH. D.C. 186 SECTION

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

June 13, 2007

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of of the Directors' explanatory report for the next extraordinary Shareholders' meeting.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
JUN 20 2007
THOMSON FINANCIAL

dlw 6/19

Encl.

Cod. 5968117 - 6/2003

AEM SPA

FILE NO. 82-4911

Explanatory Report of Directors for the Extraordinary Shareholders' Meeting called to resolve upon amendments to the by-laws pursuant to Articles 72 and 92 of Consob resolution no. 11971 of May 14, 1999, as amended and supplemented

To be submitted
to the Shareholders' Meeting of June 28, 2007

AEM S.p.A.
Registered office: Corso di Porta Vittoria no. 4, Milan
Share capital: € 936,024,648.00 fully paid-up
Fiscal Code, VAT and Milan
Register of Companies no. 11957540153

AEM SPA

Aem S.p.A.

Registered office in Milan, corso di Porta Vittoria 4

Fully paid in share capital for the sum of € 936,024,648.00

Tax number, VAT number and

Milan Companies' Register enrolment number

11957540153

CONVOCATION OF EXTRAORDINARY ASSEMBLY

The shareholders are hereby convoked for the extraordinary assembly, which will be held at "Casa dell'Energia", Piazza Po n. 3, Milan, on 28th June 2007, at 11.00 am, for the first convocation, and if necessary, on 29th June 2007 for the second convocation, at the same time and place, in order to discuss and resolve the following

AGENDA

1. Adjustment of the Company's by-laws to the dispositions of Law n. 262 of 28th December 2005 subsequently modified by Legislative Decree n. 303 of 29th December 2006.

Pursuant to article 14 of the by-laws shareholders which have deposited at the Company their communication from the broker in accordance with article 2370, paragraph 2, of the Civil Code, at least two days prior to the date set for the meeting in question, shall have the right to attend the shareholders' meeting. Copy of the above mentioned communication is made available to shareholders by the brokers in compliance with article 34-*bis* of the Consob Regulations n. 11768/1998 and subsequent modifications and integrations.

For fifteen days prior to the meeting the Directors' Report on the single point forseen in the agenda will be made available to shareholders and members of the public at the registered office of Borsa Italiana S.p.A. (Italian Stock Exchange), as well as on the website www.aem.it.

On behalf of the Board of Directors

The Chairman

Giuliano Zuccoli

(The notice of calling has been published in the Gazzetta Ufficiale della Repubblica Italiana no. 61 of May 26, 2007)

Dear Shareholders,

please find below a series of amendments necessary to bring the By-Laws of Aem S.p.A. in line with Law no. 262 of December 28, 2005, as amended by Legislative Decree no. 303 of December 29, 2006.

Below is the text of the current articles in the By-Laws that we propose to amend, with the parallel new proposed text and followed by the reasons for the individual amendments.

CURRENT TEXT	PROPOSED TEXT
TITLE IV BOARD OF DIRECTORS Article 16 The Company shall be managed by a Board of Directors formed by no less than 7 and no more than 9 members, including the Chairman. The number of members is established by the Shareholders' Meeting within the foregoing limits.	TITLE IV BOARD OF DIRECTORS Article 16 **UNCHANGED**
Pursuant to Article 2449 of the Italian Civil Code, the Municipality of Milan shall be entitled to directly appoint a number of directors proportional to the amount of its equity interest, rounding up the figure, in case of fraction, to the lower unit. In any case, the Municipality of Milan shall not be entitled to appoint more than a quarter of the total number of directors to appoint, rounding up the figure, in case of fraction, to the lower unit.	**UNCHANGED**
As for members not directly appointed by the Municipality of Milan, the election shall be based on a number of lists, in which candidates are listed according to a progressive number corresponding to the positions to fill.	As for members not directly appointed by the Municipality of Milan, the election shall be based on a number of lists, in which candidates are listed according to a progressive number corresponding to the positions to fill. **Each list must include at least two candidates who meet the independence requirements prescribed by law, indicating such candidates separately, and one of them holding the first position in the list.**
Accordingly, the Shareholders' Meeting shall be convened through a prior notice to be published, pursuant to Article 2366 of the Italian Civil Code, no less than thirty days prior to the date set for the meeting; under penalty of nullity of resolutions pursuant to Article 2379 of the Italian Civil Code, the published agenda shall indicate all the items to be discussed, which may not be	**UNCHANGED**

subsequently modified or supplemented during the Shareholders' Meeting; the lists may be presented by the outgoing directors or by shareholders representing at least one per cent of the voting shares in the ordinary Shareholders' Meeting, and shall be made public by depositing them at the Company's registered office, together with the notice appearing in three national dailies, of which one financial, respectively at least twenty and ten days prior to the meeting.	
Each shareholder, including the Municipality of Milan, may present or contribute to presenting one list only. Members belonging to a single voting trust may present and vote one list only. The agreements and votes expressed in violation of the prohibition may not be assigned to any list.	**UNCHANGED**
Together with the lists, the shareholders shall also deposit their candidates' irrevocable acceptance of office (conditional upon their appointment), the declaration proving that no reasons exist for ineligibility and/or forfeiture.	Together with the lists, the shareholders shall also deposit their candidates' irrevocable acceptance of office (conditional upon their appointment), the declaration proving that no reasons exist for ineligibility and/or forfeiture, **as well as to their compliance with the requirements prescribed by the current regulations for the position. Together with such statements, an exhaustive description of professional and personal characteristics of each candidate is to be filed with the registered office, with the mention of the possibility of he/she being qualified as independent pursuant to law.**
No person may be candidate in more than one list. Acceptance of candidacy in more than one list entails absolute ineligibility. Each shareholder shall be entitled to vote one list only.	**UNCHANGED**
Members are appointed as follows: a) six tenths of the directors to appoint are drawn from the list obtaining the highest number of votes, in the progressive order appearing in the same list, rounding up the figure, in case of fraction, to the lower unit. b) the remaining members are drawn from the second ranking list, in the progressive order appearing in the same list.	**UNCHANGED**
In the event of a tie vote between two or more lists, the votes obtained by each list are subsequently divided by one, two, three and so forth, depending on the number of directors pending appointment. The points obtained shall	**UNCHANGED**

be progressively assigned to the candidates in each list, following the pre-established order. The points hence allocated to the candidates in the various lists are listed in a single decreasing ranking. The candidates achieving the highest points shall be appointed. Should candidates obtain the same points for the last member to be appointed, then the oldest candidate shall be chosen.	
In the event of members appointed for reasons other than the renewal of the entire Board of Directors, the Shareholders' Meeting shall resolve with the majorities established by law, irrespective of the foregoing procedures.	**UNCHANGED**
Directors directly appointed by the Municipality of Milan may be revoked only by the Municipality of Milan, in accordance with the procedures laid down in its by-laws, and may be re-elected pursuant to Article 2383, third paragraph of the Italian Civil Code. Directors shall hold office for three years.	**UNCHANGED**
The Shareholders' Meeting sets their remuneration.	**UNCHANGED**

Reason

The first amendment intends to comply with the rules under Article 147-*ter*, paragraph 4, of the T.U.F. (*Testo Unico della Finanza*, Consolidation Act on Finance) introduced by Law no. 262 of December 28, 2005, as amended by Legislative Decree no. 303 of December 29, 2006. The criterion in question require that at least one of the two candidates who meet the independence requirements required by law must hold the first position in the list. This allows to comply with the rules in the T.U.F. regardless of the number of members (between seven and nine) making up the Board from time to time.

Furthermore, the text of the article has been brought in line with the new provisions under Articles 147-*ter*, paragraph 4, and 147-*quinquies* of the T.U.F., concerning independence and honesty requirements, introduced by Law no. 262 of December 28, 2005, as amended by Legislative Decree no. 303 of December 29, 2006.

CURRENT TEXT	PROPOSED TEXT
Article 17	Article 17
The Board of Directors is vested with the widest powers to carry on ordinary and extraordinary operations of the Company, given that it is granted the authority to undertake any acts it deems appropriate to fulfil the corporate purpose, except for those reserved by law to the Shareholders' Meeting.	**UNCHANGED**

In cases not provided for by the Shareholders' Meeting, the Board of Directors appoints the Chairman.	**UNCHANGED**
The Chairman, whatever the body he/she is appointed by, shall be selected from the directors appointed by the Municipality of Milan.	**UNCHANGED**
The Board may also delegate its powers of administration and representation to an Executive Committee and/or to one or more directors, pursuant to Article 2381 of the Italian Civil Code, and may also designate, as Vice-Chairman, the director who shall replace the Chairman in case of temporary absence or impediment. The Board may also appoint a general manager, defining his powers.	The Board may also delegate its powers of administration and representation to an Executive Committee and/or to one or more directors, pursuant to Article 2381 of the Italian Civil Code, and may also designate, as Vice-Chairman, the director who shall replace the Chairman in case of temporary absence or impediment. The Board may also appoint a general manager, defining his powers. **Upon prior opinion of the Board of Statutory Auditors, the Board of Directors appoints an officer responsible for the drafting of corporate accounting documents. He/she shall be appointed from among the persons who have an overall experience of at least three years in the exercise of (a) administration or control activities or executive positions with skills in financial or accounting or control matters at joints-stock companies whose share capital is not less than two million Euro, or (b) professional activities concerning legal, economic, financial or technical-scientific matters relevant to the Company business, or (c) executive positions at public bodies or public administrations operating in the credit, financial and insurance sectors or in any case in business sectors strictly relevant to the Company business. By matters and business sectors strictly relevant to the Company business are meant the matters and business sectors connected with, or inherent to, the activities indicated in Article 4 of the By-Laws.**
The Board of Directors may appoint a secretary, who need not be one of its members.	**UNCHANGED**
Directors report to the auditors in a timely fashion, in any case at least on a quarterly basis, on the occasion of meetings of the Board of Directors, or of the Executive Committee, if existing, or even directly (in writing) on business conducted and the major economic, financial and capital transactions carried out by the Company or by subsidiary companies and, in particular, on transactions entailing a potential conflict of interest.	**UNCHANGED**

Reason
The amendment intends to comply with the provisions under Article 154-*bis*, paragraph 1, of the T.U.F. introduced by Law no. 262 of December 28, 2005, as amended by Legislative Decree no. 303 of December 29, 2006.

CURRENT TEXT	PROPOSED TEXT
Article 18 Should one or more directors cease to hold their office, the replacement shall be effected, pursuant to Article 2386 of the Italian Civil Code, within one month from termination. Had one or more vacated members been drawn from a list also holding the names of non-elected candidates, replacement take places by appointing in a progressive order, persons drawn from the same list of the vacated member who are still eligible and willing to accept the position.	Article 18 Should one or more directors cease to hold their office, the replacement shall be effected, pursuant to Article 2386 of the Italian Civil Code, within one month from termination. Had one or more vacated members been drawn from a list also holding the names of non-elected candidates, replacement take places by appointing in a progressive order, persons drawn from the same list of the vacated member who are still eligible and willing to accept the position, **and provided that the appointment ensures the presence of the necessary number of directors who meet the independence requirements prescribed by law**.
Should, for any reason whatsoever, at least three of the members appointed in accordance with the procedure indicated in the foregoing Article 16 abandon their office, the entire Board of Directors shall lapse and a Shareholders' Meeting shall be urgently convened by the directors still in office to appoint the new Board.	**UNCHANGED**
Should one or more directors appointed by the Municipality of Milan cease to hold their office, the Municipality shall be in charge of directly appointing the alternate director/s.	**UNCHANGED**
The directors appointed to replace the vacated members shall take on the seniority of appointment of those replaced.	**UNCHANGED**

Reason
The amendment is in line with the additions proposed for paragraphs 3 and 6 of Article 16.

CURRENT TEXT	PROPOSED TEXT
TITLE VI AUDITORS Article 22 The Board of Auditors is formed by three regular auditors and two alternate auditors.	TITLE VI AUDITORS Article 22 **UNCHANGED**
The Municipality of Milan shall be entitled to directly appoint a maximum number of two regular auditors and one alternate auditor, proportional to the amount of its equity interest.	**UNCHANGED**
In regard to auditors pending election, the procedures set forth in Article 16 shall apply.	In regard to auditors pending election, the procedures set forth in Article 16 shall apply **and/or those set forth in the current regulations, it being understood that the voting mechanism described therein shall apply separately to each of the two sections making up each list, one for the candidates to the position of regular auditor and the other for the candidates to the position of alternate auditor. In the event of an equal number of votes between the lists, the candidates will be elected from among the list that has been submitted by the shareholders owning the controlling interest or, alternatively, by the largest number of shareholders.**
Reason The addition to the reference to the procedures under Article 16 is necessary to ensure compliance with Article 148, paragraph 2, of the T.U.F. and with the provisions implementing this rule contained in Consob Regulation no. 11971/1999 (as amended by Consob Resolution no. 15915/2007), and in particular by the new Article 144-*sexies* of such Regulation.	

CURRENT TEXT	PROPOSED TEXT
Article 22-*bis* The Board of Auditors shall appoint its Chairman with the absolute majority of its regular members.	Article 22-*bis* **The Chairman of the Board of Auditors is appointed by the shareholders' meeting from among the auditors elected by minority shareholders.**
The Board of Auditors and its members accept their duties, are granted with the powers, are subject to the reasons of incompatibility and to the requisites of honesty and professionalism	The Board of Auditors and its members accept their duties, are granted with the powers, are subject to the reasons of incompatibility and to the requisites of honesty and professionalism, as

provided for by law and by the relevant regulatory provisions.	**well as to the limits to the accumulation of offices,** provided for by law and by the relevant regulatory provisions.
Members of the Board of Auditors may not hold the office of auditor in more than five other companies listed on the Stock Exchange. Any auditor exceeding this limit shall be automatically vacate office.	**DELETED**

Reason
The first amendment intends to comply with the provisions under the new paragraph 2-*bis* of Article 148 of the T.U.F. introduced by Law no. 262 of December 28, 2005, as amended by Legislative Decree no. 303 of December 29, 2006.
The amendment to the second paragraph and the deletion of the third paragraph are aimed at taking account of the provisions under Article 148-*bis* of the T.U.F. by virtue of which, by Consob regulation, limits to the accumulation of offices are laid down for the positions of auditors in listed companies.

CURRENT TEXT	PROPOSED TEXT
Article 22-*ter*	Article 22-*ter*
The Board of Auditors, prior to notification to the Chairman of the Board of Directors, shall be entitled to convene the Shareholders' Meeting, the Board of Directors and, if existing, the Executive Committee. Said power may also be vested with at least two members of the Board of Auditors.	The Board of Auditors, prior to notification to the Chairman of the Board of Directors, shall be entitled to convene the Shareholders' Meeting, the Board of Directors and, if existing, the Executive Committee. Said power may also be vested with at least two members of the Board of Auditors, **as to the calling of the shareholders' meeting, and individually by each member, as to the calling of the board of directors and the executive committee**.

Reason
The text of the article must be adapted in order to make it consistent with the provisions under the new paragraph 2 of Article 151 of the T.U.F. introduced by Law no. 262 of December 28, 2005, as amended by Legislative Decree no. 303 of December 29, 2006.

Milan, May 15, 2007

For the Board of Directors
The Chairman
Giuliano Zuccoli

END